CrossAmerica Partners LP

600 West Hamilton Street, Suite 500

Allentown, PA 18101

May 17, 2018

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	CrossAmerica Partners LP
CrossAmerica Finance Corp.
Registration Statement on Form S-3
File No. 333-214713
Request for Effectiveness

Ladies and Gentleman:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, CrossAmerica Partners LP (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3, as amended, File No. 333-214713 (the “Registration Statement”) so that it may be effective at 4:00 p.m. Eastern Time on May 18, 2018 or as soon thereafter as practicable.

The Company hereby acknowledge that:

(a) should the United States Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(b) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

(c) it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *     *

We respectfully request that you notify Gislar Donnenberg of DLA Piper LLP (US) at 713-425-8451 when the Registration Statement is declared effective.

Sincerely,

CROSSAMERICA PARTNERS, LP

/s/ Giovanna Rueda
Giovanna Rueda Corporate Secretary

Cc:	Gislar Donnenberg, DLA Piper LLP (US)